December 22, 2010

Securities and Exchange Commission

Attn: Mr. Patrick Gilmore, Accounting Branch Chief

100 F Street, NE

Washington, D.C. 20549

RE:	Edgewater Technology, Inc.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Filed March 15, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Filed May 13, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 20, 2010

Form 8-K/A Filed March 19, 2010

File No. 000-20971

Dear Mr. Gilmore:

In response to your letter, dated December 9, 2010 (the “Comment Letter”), covering the above referenced Edgewater Technology, Inc. (“Edgewater” or the “Company”) Securities and Exchange Commission (“SEC”) filings, the Company respectfully provides you with the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007, page 37

1.	We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes the total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2. Please note this comment also applies to the Unaudited Condensed Consolidated Statements of Operations included in the Form 10-Q for the Fiscal Quarters Ended March 31, June 30, and September 30, 2010.

Edgewater Response: The Company has, since our adoption of ASC Topic 718, “Compensation – Stock Compensation,” included a reconciliation of recorded stock-based compensation expense as an additional disclosure on the face of our income statement. The Company included this disclosure on the face of our income statement as a means to provide greater transparency to our investors as to the current and historical periodic impact of stock-based compensation on our operating performance (specifically cost of revenue and selling, general and administrative expense). As it relates to our go forward financial statement disclosure, the Company has considered the guidance in both SAB 107, as well as the Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” Section I.B.2, and represents to the Staff that future disclosure in our periodic filings will meet the disclosure requirements outlined in the above referenced literature. In this regard, the Company’s future SEC filings will provide stock-based compensation expense amounts as a parenthetical disclosure to the appropriate income statement line items.

Item 9A. Controls and Procedures

(c) Changes in Controls and Procedures, page 64

2.	You state that there have been “no significant changes” in your internal control over financial reporting “subsequent to the date of our most recent evaluation.” Please note that Item 308(c) of Regulation S-K requires that this disclosure be without qualification as to significance and requires information about changes in the company’s last fiscal quarter (the company’s fourth fiscal quarter in the case of an annual report). In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the fourth fiscal quarter of 2009. In addition, confirm that your future periodic filings will include language consistent with Item 308(c) of Regulation S-K.

Edgewater Response: As requested by the Staff, the Company confirms that there were no changes in its internal control over financial reporting that materially affected or were reasonably likely to materially affect our internal control over financial reporting during the fourth quarter of 2009.

Additionally, the Company would like to highlight for the Staff that our periodic filings made subsequent to our Quarterly Report on Form 10-Q for the period ended March 31, 2010 have in fact already been modified so as to conform internal control disclosure language so that it is consistent with Item 308(c) of Regulation S-K. Please refer to our Quarterly Report on Form 10-Q filings beginning with the quarter ended June 30, 2010.

The Company confirms to the Staff that our future periodic filings will continue to incorporate such disclosure language.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 20, 2010)

Overview of Executive Compensation Components, page 23

3.	Please expand your disclosure in future filings to address how each compensation component and your decisions regarding these components impact other elements of compensation. In this regard, please clarify whether you view each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. See Item 402(b)(1)(vi) of Regulation S-K.

Edgewater Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will address how each compensation component and the decisions regarding these components affect other elements of compensation, including whether each element of compensation is viewed independently or collectively.

4.	Please indicate whether you currently have a specific policy to guide the allocation of total compensation among the various elements and forms of awards (e.g. cash or equity). If you have a formula of any type, please describe what that formula is. If you have something less than a formula, such as a preference or practice in allocating between cash and non-cash compensation, please include an appropriate discussion of any such policies, including analysis of how decisions regarding one type of award motivate the Compensation Committee to award or consider other forms of compensation. Refer to Item 402(b)(2)(ii) of Regulation S-K.

Edgewater Response: The Company respectfully advises the Staff that it does not have a specific policy or formula to guide the allocation of total compensation among the various elements and forms of award. In future filings, the Company will clarify that it has no such policy or formula and will expand its discussion of the considerations that factor into decisions regarding cash and equity compensation.

5.	In future filings, please elaborate on the role of the Chief Executive Officer in the compensation process. In this regard, we note that Ms. Ranzal-Knowles received a discretionary bonus based upon the Chief Executive Officer’s evaluation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Edgewater Response: The Company represents to the Staff that our future Definitive Proxy Statement filings will provide, as necessary, additional disclosure language regarding the role of the Chief Executive Officer in the compensation process, as described under Item 402(b)(2)(xv) of Regulation S-K.

Individual Elements of Compensation 2009 Compensation Decisions, page 25

6.	You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group. Note that where the Compensation Committee sets the benchmark at a certain range or percentile of the compensation provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, we note your statements on page 25-26 that salary ranges are periodically compared to the salaries paid for comparable positions and that you seek to attain total current compensation “in line with peer pay levels.” Please address in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark.

Edgewater Response:

Peer group companies: With respect to the Staff’s comment regarding disclosure of all of the companies in the Company’s peer group, the Company respectfully refers the Staff to page 24 of its Definitive Proxy Statement, as filed with the SEC on April 20, 2010. Under the section entitled “Compensation Consultants,” the Company provides a list of peer group companies utilized by the Compensation Committee in its compensation analysis. The companies listed represent the entire population of peer group companies considered by the Compensation Committee, and the Company will clarify this point in future filings.

Comparison to benchmark: With respect to the Staff’s comment regarding benchmarking, the Company represents to the Staff that the Compensation Committee utilizes data from its peer group analysis as the starting point for its review of executive compensation. Due to disparities in the size of peer group companies and because all of the peer group companies do not report similar information with respect to all of the elements of the Company’s compensation programs, the Committee also utilizes compensation survey data provided by its compensation consultant. Because the survey data includes data for companies with revenues between $50 million and $200 million (versus the Company’s 2009 revenues of approximately $50 million), the Committee determined to target base salary and total compensation levels between the 25th and 50th percentiles of the related survey data. The Company will revise future executive compensation discussion and analysis so that it provides investors with quantitative information as to the Compensation Committees use of targeted percentiles, ranges or similar measures in the overall determination of executive compensation levels.

7.	You indicate that twenty percent of each named executive officer’s overall incentive bonus opportunity was “discretionary, and was authorized for satisfaction of individual executive management objectives” specifically set for each executive. Please expand your disclosure in future filings to provide detail regarding the individual executive management objectives used to determine bonus awards for each of your named executive officers. Ensure that the discussion includes an analysis of whether the individual performance objectives were met and how it contributed to actual compensation for each of the named executed officers. In this regard, we note that none of the executive officers, other than Ms. Ranzal-Knowles, received an incentive bonus for fiscal 2009 “in light of 2009 consolidated operating performance” but it is unclear whether any of these executive officers satisfied their pre-established Executive Management Bonus Opportunities. See Item 402(b)(2)(vii) of Regulation S-K.

Edgewater Response: The Company represents to the Staff that our future Definitive Proxy Statement filings will contain expanded disclosure (in accordance with the requirements of Item 402(b)(2)(vii) of Regulation S-K) regarding the individual executive management objectives used to determine discretionary bonus awards for each of our named executive officers. Additionally, the Company represents to the Staff that our future Definitive Proxy Statement filings will provide additional disclosure with respect to our individual named executive officer’s satisfaction of the described executive management objectives and how it contributed to the individual executive’s reported compensation.

Summary Compensation Table, page 32

8.	In an October 4, 2010 article, The Boston Globe reported that you disclosed incorrect executive compensation amounts in your recent proxy statement. We have reviewed the compensation amounts in you reported in your proxy statement and it appears that the amounts are incorrect. Please contact us no later than 10 days from the date of this letter to tell us what actions you plan to take to correct your executive compensation disclosure or, if you do not plan to correct it, your reasons for reaching your conclusion that it is not appropriate to do so.

Edgewater Response: On December 14, 2010, Timothy R. Oakes, the Company’s Chief Financial Officer, contacted Ms. Courtney Haseley, Staff Attorney, with respect to the foregoing comment. Ms. Haseley indicated that a separate call with the Staff was unnecessary and that the Company should respond to the Staff’s comment in writing.

In its report, The Boston Globe questioned the accuracy of the reported 2007 compensation information related to Shirley Singleton, the Company’s Chief Executive Officer, and Kevin Rhodes, the Company’s former Chief Financial Officer. In his discussions with The Boston Globe, Mr. Oakes conveyed that the “total” amount of reported 2007 compensation for both of the referenced individuals was correct, as presented in the Definitive Proxy Statement. The identified errors in the Summary Compensation Table (refer to page 32 of the Definitive Proxy Statement as filed with the SEC on April 20, 2010) relate to typographical errors, for both individuals, in the presented compensation value reported under the “Share Awards” column.

The errors arose in connection with the Company’s adjustment of historically reported compensation expense so as to conform to the amended compensation disclosure requirements. Specifically, the Company modified historical compensation expense for its named executive officers in connection with the SEC’s amendment of Item 402 of Regulation S-K (SEC Release No. 33-9089, December 16, 2009), which requires companies to report share-based compensation expense reflecting the aggregate grant date fair value of awards made during the year as opposed to reporting the dollar amount of share-based award expense recognized in the Company’s financial statements for such year, which was required in prior-year compensation disclosures.

The following table reflects both the “as presented” 2007 compensation disclosure, as well as the “corrected” 2007 compensation disclosure for Ms. Singleton and Mr. Rhodes.

Name	Salary	Bonus	Option Awards	Share Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total

Ms. Singleton:
As Reported	$308,846	$—	$318,534	$97,360	$216,058	$23,233	$926,467

Corrected	$308,846	$—	$318,534	$59,796	$216,058	$23,233	$926,467

Mr. Rhodes:
As Reported	$170,308	$—	$104,309	$104,309	$89,747	$19,683	$404,885

Corrected	$170,308	$—	$104,309	$20,838	$89,747	$19,683	$404,885

During its review of the error discussed above, the Company determined that there was no need to amend the disclosure contained in the 2010 Definitive Proxy Statement. The Company based its overall decision upon the following:

a.	Total reported 2007 compensation for Ms. Singleton and Mr. Rhodes, as reported, is correct.

b.	The compensation information subject to the error relates to compensation from three years ago. The Company does not believe that the erroneous numbers, which had no impact on the Company’s Compensation Discussion & Analysis or current compensation disclosure in the 2010 Definitive Proxy Statement, are material or relevant to investors. In addition, the 2007 compensation information was correctly presented (under the then existing disclosure rules) in each of the Company’s Definitive Proxy Statements filed with the SEC in April 2008 and April 2009.

Employment and Severance Agreement, page 34

9.	We note that you have not described any employment or severance arrangements with Messrs. Gallo or Rhodes, who resigned in fiscal year 2009. Please tell us whether any payments were provided to such officers in connection with their departures. See Item 402(j) of Regulation S-K.

Edgewater Response: As requested by the Staff, the Company confirms that no payments were made to either Mr. Gallo or Mr. Rhodes, under their respective employment agreements, in connection with their resignation from the Company. Each of the named executive officer’s resignations was voluntary and did not warrant any additional compensation payments under their respective employment agreements.

Item 13. Certain Transactions, and Director Independence, (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 20, 2010)

Certain Transactions, page 38

10.	You do not appear to provide disclosure regarding your policies and procedures for review, approval, or ratification of related party transactions required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K and advise.

Edgewater Response: The Company represents to the Staff that it does have policies and procedures in place with respect to the review, approval and ratification of related-party transactions. There were no related party transactions required to be reported in the 2010 Definitive Proxy Statement. However, in future filings the Company will include disclosure with respect to our policies and procedures for review, approval, or ratification of related party transactions whether or not there are any such transactions required to be reported under Item 404(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 66

11.	You state that you derive a substantial portion of your revenues from a channel relationship with Oracle under the Oracle PartnerNetwork Agreement. Given that a modification or termination of this agreement may have a material adverse effect on your results of operations, it appears that you may be substantially dependent upon this agreement. Please tell what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Edgewater Response: With respect to the Staff’s comment, the Company would like to highlight to the Staff that our Annual Report on Form 10-K for the year ended December 31, 2009, under “Item 1A. – Risk Factors – Risk Factors Affecting Finances, Business Prospects and Stock Volatility,” includes discussion regarding the significance of our channel relationship with Oracle (as such relationship relates to our EPM service offering portfolio) and the potential impacts that a modification or termination of this agreement may have upon our results of operations. In this regard, the Company would also like to highlight similar risk factor disclosure associated with our channel relationship with Microsoft (as such relationship relates to our ERP service offering portfolio) and the potential impacts that a modification or termination of this agreement may have upon our results of operations.

Our historical view of these agreements, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, has been that they have been entered into in the “ordinary course of business,” and have not been required to be filed as exhibits to our Annual Report on Form 10-K filings. While the agreements have been material to a specific service offering, our business as a whole has not been “substantially dependent” upon either agreement (as required for filing by Item 601(b)(10)(ii)(B) of Regulation S-K).

The Company, on an ongoing basis, will continue to review the significance of these agreements as compared to our entire range of service offerings. While we determined that our business as a whole was not substantially dependent upon the Oracle and Microsoft agreements at the time they were entered into, the Company represents to the Staff that it will assess our dependence upon such agreements in connection with the preparation of our Annual Report on Form 10-K for the year ending December 31, 2010. We will file such agreements as exhibits to the Form 10-K if we determine that our business is currently substantially dependent upon such agreements.

12.	It appears that you have not filed or incorporated by reference the severance agreement with Timothy Oakes. We note that some of this agreement was filed as an exhibit to the company’s Form 8-K filed on July 23, 2008. Please ensure that the exhibit index in future filings lists each exhibit required in the Form 10-K. See Regulations S-K Compliance and Disclosure Interpretation Question 146.02.

Edgewater Response: The Company represent to the Staff that the severance agreement entered into between the Company and Timothy Oakes, as filed in an exhibit to the Company’s Current Report on Form 8-K, which was filed with the SEC on July 23, 2008, represented the entire severance agreement. As requested by the Staff, the Company will ensure that the exhibit index in our future Annual Report on 10-K filings properly lists this severance agreement, as required under Regulation S-K Compliance and Disclosure Interpretation Questions 146.02.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3 Revenue Recognition, page 6

13.	We note your disclosure on page 7 indicating that software revenue is recognized upon the customer’s constructive receipt of the purchased software. Please clarify what is meant by “constructive” receipt and tell us how your policy complies with ASC 985-605-25-3.

Edgewater Response: The Company defines “constructive” receipt as the successful completion of the process by which the Company provides a customer with purchased software. As the majority of the software sold by the Company is delivered electronically, the Company proposes to clarify related disclosure in future periodic filings to reflect the following:

“The majority of the software sold by the Company is delivered electronically. For software that is delivered electronically, we consider delivery to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software.”

The Company, as part of its software revenue recognition procedures considers all of the criteria under 985-605-25-3, specifically as it relates to the delivery of software. This disclosure is in accordance with, and satisfies the delivery requirements of ASC 985-605-25-3.

14.	For arrangements involving the company’s software, maintenance, and/or other services, please describe how you allocate arrangement consideration to the various elements, including whether you have established vendor-specific objective evidence (“VSOE”) of fair value for maintenance. If VSOE of fair value for maintenance exists, describe your methodology and assumptions used to establish it. If VSOE is based upon stated renewal rates, then please tell us how you determined the renewal rates are substantive. In this regard, please provide the ranges of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to maintenance when the contractual price for this element does not fall within the respective VSOE of fair value range. Please refer to ASC 985-605-25-5, 25-6, 25-9 and 25-10.

Edgewater Response: The Company represents to the Staff that a typical multi-element arrangement includes software, post-contract support (“maintenance”) and consulting services. With respect to software and maintenance, the Company primarily resells third party software and related maintenance contracts. The Company recognizes revenue, for both the software and maintenance, upon the delivery of the software and delivery of the maintenance contract to the customer (assuming all other criteria of ASC 985-605 have been met). Maintenance for software sold during the period is a pass-thru arrangement, as it is performed by the third party software provider and the Company has no ongoing obligation to provide such maintenance support.

The Company establishes VSOE for the undelivered element, the consulting services, based on the rates charged for standalone consulting services. In order to first establish and then subsequently monitor our compliance with the established VSOE for consulting services, the Company uses a “bell-shaped curve approach” to evaluate all of our stand-alone consulting arrangements. Under this bell-shaped curve approach, we determine that VSOE for consulting services exists when a substantial majority of our stand-alone consulting service engagements are within a narrow range of pricing. The Company considers a substantial majority to be defined as 80% or more of the total population of similar transactions and that a narrow range represents plus or minus 20% from the midpoint of the range (20% is a relative percentage, not percentage points).

The Company believes the approach used is consistent with common practice as evidenced by the use of the bell-shaped curve approach and definitions of what constitutes a substantial majority and narrow range. Further, the Company believes that the bell-shaped curve approach and the levels of consistency required under this approach to support our VSOE conclusions are consistent with generally accepted accounting principles in the industry.

Using the bell-shaped curve approach, our VSOE analysis includes all stand-alone consulting services transactions. We review and update our VSOE analysis on at least an annual basis and will similarly update our analysis periodically, if required by changes in facts and circumstances.

Form 8-K/A Filed March 19, 2010

Exhibit 99.1

Item 9.01(a) Financial Statements of Business Acquired – Audited Financial Statements

15.	We note your disclosure in Item 4.02 of the Form 8-K filed on July 16, 2010 that the previously issued pre-acquisition audited financial statements of Fullscope, Inc. for the periods ended December 31, 2008 and 2007 should no longer be relied upon. Please provide us with an update on your evaluation of the impact of the embezzlement activity on Fullscope’s financial statements and how you considered revised financial statements, as applicable.

Edgewater Response: Prior to providing a current update as to where the Company stands with respect to our evaluation of the impact of the embezzlement activity on Fullscope’s financial statements and how we considered revised financial statements, we respectfully highlight for the Staff that Timothy R. Oakes, the Company’s Chief Financial Officer, has participated in informational conference calls with Mathew Jacques and William Donohue with the Enforcement Division of the U.S. Securities and Exchange Commission’s Boston Regional Office. The conference calls were conducted on August 5, 2010 and September 23, 2010 and consisted of discussions regarding the background of the embezzlement issue, the procedures taken by the Company to investigate the issue, and the status of the procedures being performed.

The Company is currently in the process of completing our investigation of the impact of the embezzlement activity on Fullscope’s financial statements. The procedures currently being performed have taken longer than anticipated due to the fact that the periods under review (i.e. 2007 and 2008), are prior to our acquisition of Fullscope. The Company represents to the Staff that we are in the final stages of our investigation; however we will not be able to determine the full extent of the effects of this matter on Fullscope’s previously issued financial statements until such time as our investigative procedures has been fully completed. The Company currently anticipates that disclosure related to our findings in this matter will be made prior to any announcement as to our full year 2010 financial results, which are currently scheduled to be announced on March 2, 2011.

ACKNOWLEDGEMENTS

I, Timothy R. Oakes, Chief Financial Officer of Edgewater Technology, Inc. (the “Company”), certify that:

1.	I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	I acknowledge that the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	I acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted this 22nd day of December, 2010.

EDGEWATER TECHNOLOGY, INC.

By:	/s/ Timothy R. Oakes
Timothy R. Oakes
Chief Financial Officer
(781) 246-3343